AGREEMENT ALLOWS ASTELLAS TO REVIEW CERTAIN CONFIDENTIAL INFORMATION RELATED TO OSI

Terms Include Standstill and Nondisclosure Agreement

Melville, NY – March 29, 2010 – OSI Pharmaceuticals, Inc. (NASDAQ: OSIP) today announced that it had entered into an agreement with Astellas Pharma Inc., under which Astellas will be able to review certain confidential information related to OSI.

“We are pleased that Astellas has now responded to our previous offer to review non-public information and has entered into a non-disclosure agreement with us which contains an appropriate standstill provision,” stated Dr. Colin Goddard, CEO of OSI Pharmaceuticals, Inc.  “This agreement will allow Astellas to participate in our ongoing process and is consistent with the basic provisions we have offered other parties.  We are taking this step – which reflects our board’s prior commitment to explore the availability of a transaction that reflects the full intrinsic value of our company – in order to ensure that our stockholders have the full benefit of a complete, open and fair process.”

No assurance can be given as to whether the process being conducted by OSI will result in any transaction.

Centerview Partners LLC is acting as lead financial advisor to OSI.  Lazard also was retained as a financial advisor to OSI.  Skadden, Arps, Slate, Meagher & Flom LLP & Affiliates is acting as legal advisor.

About OSI Pharmaceuticals

OSI Pharmaceuticals is committed to "shaping medicine and changing lives" by discovering, developing and commercializing high-quality, novel and differentiated targeted medicines designed to extend life and improve the quality of life for patients with cancer and diabetes/obesity.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of any stockholder of OSI Pharmaceuticals, Inc. (“OSI”).

In connection with the unsolicited tender offer commenced by Astellas, OSI has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC (as amended, the “Schedule 14D-9”). STOCKHOLDERS OF OSI ARE URGED TO READ THE SCHEDULE 14D-9 AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Stockholders may obtain a free copy of the Schedule 14D-9 and other documents filed by OSI with the SEC through the website maintained by the SEC at http://www.sec.gov.  Stockholders may also obtain, without charge, a copy of the Schedule 14D-9 from MacKenzie Partners, Inc., OSI’s information agent, by calling 800-322-2885 toll free or by calling 212-929-5500 or by emailing osipharma@mackenziepartners.com.

Forward-looking Statements

This news release contains forward-looking statements. These statements are subject to known and unknown risks and uncertainties that may cause actual future experience and results to differ materially from the statements made. Various factors may cause differences between current expectations and actual results, including risks and uncertainties associated with Astellas’ tender offer. Other Factors that might cause such a difference include, among others, OSI’s and its collaborators’ abilities to effectively market and sell Tarceva and to expand the approved indications for Tarceva, OSI’s ability to protect its intellectual property rights, safety concerns regarding Tarceva, competition to Tarceva and OSI’s drug candidates from other biotechnology and pharmaceutical companies, the completion of clinical trials, the effects of FDA and other governmental regulation, including pricing controls, OSI’s ability to successfully develop and commercialize drug candidates, and other factors described in OSI’s filings with the SEC.

Contacts:

Investors

Kathy Galante (investors/media)
OSI, Senior Director
631-962-2043

Mark Harnett / Amy Bilbija
MacKenzie Partners, Inc.
212-929-5500

Media

Joele Frank / Andy Brimmer / Eric Brielmann
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449